EXHIBIT 12
Cinemark USA, Inc.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Period from		Year Ended				Three Months
	January 1, 2006 to	Period from	December 31,				Ended March 31,
	October 4, 2006	October 5, 2006 to	2007	2008	2009	2010	2010	2011
	(Predecessor)	December 31, 2006	(Successor)				(Successor)

Computation of earnings:
Pretax income from continuing operations before equity income (loss)	$75,019	$(7,129)	$246,323	$18,015	$196,798	$212,969	$57,053	$32,355
Add:
Fixed charges	70,293	45,838	165,887	140,533	152,843	188,432	44,650	48,941
Amortization of capitalized interest	354	117	474	489	496	496	124	124
Distributed (income) losses of equity investees	(1,800)	154	(2,462)	(2,373)	(907)	(3,438)	27	2,438
Pre tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—	—	—
Less:
Capitalized interest	(86)	—	(618)	(270)	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—	—

TOTAL EARNINGS	$143,780	$38,980	$409,604	$156,394	$349,230	$398,459	$101,854	$83,858

Computation of fixed charges:
Interest expense	$35,887	$30,833	$99,446	$71,067	$77,515	$107,728	$24,829	$28,106
Capitalized interest	86	—	618	270	—	—	—	—
Amortization of debt issue costs	2,106	847	3,314	3,339	4,094	4,716	1,181	1,184
Interest factor on rent expense	32,214	14,158	62,509	65,857	71,234	75,988	18,640	19,651

TOTAL FIXED CHARGES	$70,293	$45,838	$165,887	$140,533	$152,843	$188,432	$44,650	$48,941

RATIO OF EARNINGS TO FIXED CHARGES (1)	2.05	—	2.47	1.11	2.28	2.11	2.28	1.71

(1)	For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before taxes plus fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issue cost and that portion of rental expense which we believe to be representative of the interest factor. For the period from October 5, 2006 to December 31, 2006, earnings were insufficient to cover fixed charges by $6.9 million.